Exhibit (a)(1)(g)(ii)

Confirmation E-mail to Discount Optionholders who Elect to Participate in the Offer to Exchange Stock Options Granted Between February 1, 2007 and July 1, 2008 for New Options

Advanced Analogic Technologies Incorporated (“AnalogicTech”) has received your election form dated [                    ], by which you elected to have some or all of your eligible outstanding options (those options granted between February 1, 2007 and July 1, 2008) amended and/or cancelled in exchange for new options, subject to the terms and conditions of the offer.

As indicated in the separate listing of your options sent to you, certain options granted to you by AnalogicTech have an exercise price that was lower than the fair market value of the shares covered by the options on the date of grant. These options, called “discount options,” give rise to the potential adverse tax consequences described in Section 14 of the Offer to Exchange. You can eliminate these potential adverse tax consequences if you agree in the election form to amend your options so that the exercise price of your discount options is increased to the price(s) indicated in the listing of your options.

At any time before the expiration date, which is expected to be 8:00 p.m., Eastern Time, on October 9, 2008, you may (i) withdraw any or all of the options that you previously elected to exchange and/or (ii) cancel your agreement to amend some or all of your discount options. If you hold discount options, you may choose to withdraw from the exchange without withdrawing your election to amend the exercise price of your discount options.

If we extend the expiration date, you may withdraw your election at any time until the extended offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date.

If you change your mind, you may withdraw your election as to some or all of your eligible options by completing and signing the withdrawal form which was previously provided to you. A properly completed and signed copy of the election form must be received by facsimile, e-mail, portable document format (PDF) or by hand delivery on or before 8:00 p.m., Eastern Time, on October 9, 2008 by:

Stock Admin

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

Fax: (408) 716-2539

E-mail: stockadmin@aati.com

Only responses that are complete, signed and actually received by Stock Admin by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Stock Admin at:

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

(408) 330-1629

Please note that our receipt of your election form is not by itself an acceptance of the options for exchange. For purposes of the offer, AnalogicTech will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when AnalogicTech gives oral or written notice to the optionholders generally of its acceptance for exchange of such options, which notice may be made by press release, e-mail or other method of communication. AnalogicTech’s formal acceptance of the properly tendered options is expected to take place shortly after the end of the offer period.

This notice does not constitute the Offer to Exchange. The full terms of the offer are described in (1) the Offer to Exchange; (2) the letter from Richard K. Williams, dated September 11, 2008; (3) the election form; and (4) the withdrawal form. You may also access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.